UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

EXHIBIT LIST

Exhibit	Description
99.1	Endava plc condensed consolidated interim results for the six months ended December 31, 2022

Exhibit 99.1 is hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on December 7, 2018 (File no. 333-228717), the registrant’s registration statement on Form S-8 filed with the SEC on September 18, 2020 (File No. 333-248904), the registrant’s registration statement on Form S-8 filed with the SEC on September 30, 2021 (File No. 333-259900), the registrant’s registration statement on Form S-8 filed with the SEC on October 31, 2022 (File No. 333-268067) and the registrant's registration statement on Form F-3 filed with the SEC on October 18, 2019 (File No. 333-229213), and any related prospectuses, as such registration statements may be amended from time to time, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: March 21, 2023	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer